UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        PENTASTAR COMMUNICATIONS, INC.
                      ----------------------------------
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                  --------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  709632 10 3
                               ------------------
                                 (CUSIP NUMBER)

  AMENDMENT TO REFLECT CHANGES SINCE THE INITIAL FILING OCCURRING DURING THE CALENDAR YEAR ENDED DECEMBER 31, 2001 AND PRIOR TO FILING OF THIS AMENDMENT
                             PURSUANT TO RULE 13d-2(b)

           -----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


       Rule 13d-1(b)
    ---
     X Rule 13d-1(c)
    ---
       Rule 13d-1(d)
    ---


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


                         (CONTINUED ON FOLLOWING PAGES)

CUSIP No.: 709632 10 3

-----------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (entities only)

      Jeffery A. Veres
-----------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (see Instructions):
      (a) / /
      (b) /X/ As explained in Item 4(a-b) below, a portion of the Shares are held in escrow with those owned by other shareholders. The Reporting Person disclaims membership in a group, if the Shares held in escrow are in fact deemed to be held by a group and otherwise does not affirm the existence of a group with respect to the holders of the Shares held in escrow.

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 3    SEC USE ONLY...........................................................


-----------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      United States
-----------------------------------------------------------------------------
                               5     Sole Voting Power

          Number of
                                     323,600
           Shares              ----------------------------------------------
                               6     Shared Voting Power
        Beneficially

          Owned by                   0
                               ----------------------------------------------
            Each               7     Sole Dispositive Power

          Reporting
                                     0
           Person              ----------------------------------------------
                               8     Shared Dispositive Power
            With:
                                     323,600

-----------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      323,600
-----------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares []

-----------------------------------------------------------------------------
11    Percent Class Represented by Amount in Row (9):

      5.8%

-----------------------------------------------------------------------------
12    Type of Reporting Person

      IN
-----------------------------------------------------------------------------


Item 1.  (a)  Name of Issuer: PentaStar Communications, Inc. (hereinafter the
              "Issuer")

Item 1.  (b)  Address of Issuer's Principal Executive Offices: 1660 Wynkoop
              Street, Suite 1010, Denver, Colorado 80202

Item 2.  (a)  Name of Person Filing: Jeffery A. Veres (the "Reporting
              Person")

Item 2.  (b)  Principal Business Office: 9160 South Princeton Street,
              Highlands Ranch, Colorado 80130

Item 2.  (c)  Citizenship: United States

Item 2.  (d)  Title of Class of Securities: Common stock, par value $.0001 per share (the "Shares"), of the Issuer

Item 2.  (e)  CUSIP Number: 709632 10 3

Item 3:  Not Applicable

Item 4:  OWNERSHIP

     (a)  Amount beneficially owned:  323,600 Shares

     (b)  Percent of class:  5.8%

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote or to direct the vote       323,600 Shares

          (ii)  shared power to vote or direct the vote        0

          (iii) sole power to dispose or to direct the
                disposition of                                 0

          (iv)  shared power to dispose or direct the
                disposition                                    323,600 Shares

Explanation of table above:

     (a-b) Following the initial public offering of 1,250,000 Shares completed by the Issuer on October 28, 1999 and after giving effect to the shares sold in the offering, the Reporting Person was deemed to own directly and beneficially 424,100 Shares which as of such date represented 8.9% of the Issuer's outstanding Shares. Such number of Shares owned directly and beneficially by the Reporting Person have been reduced to 323,600 Shares under the circumstances discussed below.

Included in the 323,600 Shares owned directly and beneficially by the Reporting Person are 68,265 Shares (together with other Shares issued by the Issuer in connection with the acquisition by the Issuer of other companies from third parties) which were deposited with Issuer in an escrow account but which 68,265 Shares are beneficially held in the name of the Reporting Person, and are subject to the terms and provisions of a Principal Stockholder's Escrow and Contingent Stock Agreement, dated October 26, 1999, by and between the Issuer and the Reporting Person which agreement was subsequently amended on January 12, 2000 ("Contingent Stock Agreement"). The release to the Reporting Person of all or a portion of the 68,265 Shares deposited in escrow is contingent upon the calculations of earnings before interest, taxes, depreciation and amortization (determined in accordance with generally accepted accounting principles) ("EBITA") attributable to Access (i.e., the Reporting Person's corporation which merged into Issuer's subsidiary as discussed below) as a percentage of the total EBITA of all business entities (including Access) acquired by the Issuer from third parties but no release of the 68,265 Shares will occur prior to the earlier to occur of (i) a sale of substantially all of Issuer's assets or its outstanding stock or (ii) October 27, 2004 ("Valuation Event").

A portion of the 68,265 Shares, consisting of approximately 27,500 Shares, have been committed to certain former employees of DMA Ventures, Inc. ("Access"), the corporation formerly owned by the Reporting Person which merged into PentaStar Acquisition Corp. I, a Delaware corporation formerly known as OC Mergeco 1, Inc., ("Acquiring Corporation"), which is a wholly owned subsidiary of the Issuer. The 27,500 Shares, which were committed to five (5) former employees of Access under the terms of separate letter agreements, dated September 19, 2000, between the Reporting Person and such former employees, continue to be beneficially held in the Reporting Person's name pending the attainment by the Issuer of the EBITA calculation under the Contingent Stock Agreement within the period provided in such Agreement and the transfer and distribution of such Shares to the former employees of Access, as restricted grant Shares which are subject to forfeiture if their full-time employment with the Acquiring Corporation ceases prior to the Valuation Event. Any Shares so forfeited will automatically revert back to the Reporting Person. As of the date of this report, all of the 68,265 Shares continue to be held in escrow under the Contingent Stock Agreement.

During the period from May 1, 2001 through and including the date of this report, the Reporting Person has sold a total of 20,500 Shares pursuant to Rule 144 as promulgated under the Securities Act of 1933, as amended. Eight thousand five hundred (8,500) Shares comprising the 20,500 Shares were sold at the end of December 2001 but settlement of this transaction did not occur until early January 2002.

In addition, effective as of May 16, 2001, the Reporting Person and his wife entered into a Settlement Agreement and Release ("Settlement Agreement") with the Issuer and the Acquiring Corporation. Among other provisions of the Settlement Agreement, the Reporting Person was required to transfer and deliver 80,000 Shares (exclusive of the 68,265 Shares held under the Contingent Stock Agreement) to the Issuer in settlement of various disputed matters, claims and issues among the parties to the Settlement Agreement. Prior to the effective date of the Settlement Agreement, all Shares owned by the Reporting Person were subject to restrictions on transfer under the terms of a letter agreement, dated September 19, 2000 among the Reporting Person, the Issuer and the Acquiring Corporation ("Stock Restriction Letter Agreement").

As a consequence of the execution of the Settlement Agreement, the Stock Restriction Letter Agreement was terminated and the 275,835 Shares (i.e., excluding the 68,265 Shares held in escrow) then owned by the Reporting Person, as of the date of such agreement, became subject to modified transfer restrictions which, with certain exceptions, prohibits the Reporting Person from selling, assigning, transferring or otherwise disposing of such Shares until the occurrence of a "liquidity event," consisting of the sale of all or substantially all of the Issuer's assets whether by merger, acquisition or other method. The exception to such stock transfer restrictions include, among others:

     (i) gifts to family members and certain charitable organizations or transfer by court order or under the laws of descent and distribution;

     (ii) commencing with the calendar month of May 2001 and continuing each calendar month thereafter the sale through a designated broker-dealer of up to 1,250 Shares during each of the calendar months of May, June, July and August, 2001 and up to 1,000 Shares during each calendar month after August, 2001, subject in each case to compliance with Rule 144 under the Securities Act of 1933 ("1933 Act") and all securities and other laws and any failure to sell all or any portion of the shares allotted in a particular month shall not increase the monthly allotment to the Shares in a subsequent month;

     (iii) the sale through the designated broker-dealer of up to an additional 20,000 Shares by December 31, 2001 pursuant to Rule 144 or other restrictions from the registration rights under applicable securities laws which may then be available as established by opinion of Issuer's counsel and subject to the prior written consent of the Issuer to any such proposed sale; and

     (iv) the ability to sell Shares through the designated broker-dealer under Rule 144 based on a prescribed formula if certain founders of the issuer sell any shares of the Issuer's common stock to third parties.

Under the Settlement Agreement, the Reporting Person will retain all voting and other rights with respect to those Shares subject to the transfer restrictions as previously discussed. However, if the Reporting Person transfers any Shares in violation of the terms of the Settlement Agreement, the Issuer will have the right to recover and retain, at his expense, such transferred Shares and any profits realized by the Reporting Person from such prohibited transfer.

The sales of the 20,500 Shares during the period from May 1, 2001 through and including the date of this report were made by the Seller in compliance with the terms of the Settlement Agreement, as previously discussed. The remaining 255,335 Shares (not including the 68,265 Shares held in escrow under the terms of the Contingent Stock Agreement) continue to be held by the Reporting Person subject to the lock-up restrictions set forth in the Settlement Agreement.

As a result of the sale of his Shares prior to the date of this report and the transfer and delivery of his Shares to the Issuer pursuant to the terms of the Settlement Agreement, the number of Shares owned directly and beneficially by the Reporting Person as of the date of this report has been reduced from 424,100 Shares to 323,600 Shares, including the 68,265 Shares beneficially held by the Reporting Person under the terms and provisions of the Contingent Stock Agreement. The 323,600 Shares owned directly and beneficially by the Reporting Person represent 5.8% of the Issuer's outstanding Shares (based upon the 5,584,087 Shares stated to be outstanding as of November 7, 2001, as stated in the Issuer's Form 10-Q for the nine-month period ended September 30, 2001, which is the most current quarterly or annual report filed by the Issuer with the Commission).

     (c) The Reporting Person has sole voting power with regard to 323,600 Shares, including the 68,265 Shares held in escrow under the Contingent Stock Agreement. Due to the stock transfer restrictions under the Settlement Agreement and the Contingent Stock Agreement, the Reporting Person has shared dispositive power with regard to the 323,600 Shares owned by him directly and beneficially. After the 27,500 Shares committed to former employees of Access are released from escrow under the terms and provisions of the Contingent Stock Agreement, in accordance with the Reporting Person's understanding with the former employees of Access entitled to such Shares, the Reporting Person will not have any voting or dispositive powers with regard to those Shares once they are distributed to such persons.

Item 5. Not Applicable

Item 6. As discussed under Item 4(a-b) above, the Reporting Person has entered into a restricted stock grant letter agreement with former employees of Access which in effect would give them the right to up to 27,500 Shares of the 68,265 Shares held in escrow provided that they are full-time employees of the Acquired Company as of the date the Shares are released from escrow under the terms of the Contingent Stock Agreement. One of the former employees has terminated his employment with the Acquiring Corporation. However, under the terms of the Settlement Agreement, the 7,000 Shares allotted to such terminated former employee may be made available for future restricted stock grants by the Reporting Person if requested by the Issuer.

Item 7. Not Applicable

Item 8. Not Applicable

Item 9. Not Applicable

Item 10. Certification

     (a)  Not applicable

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, is true, complete and correct.


Date:  February 14, 2002


                                     /s/ Jeffery A. Veres
                                     ------------------------------------
                                     Jeffery A. Veres